ARTISTDIRECT, INC.

                           OFFER TO PURCHASE FOR CASH
                      2,000,000 SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE NOT IN EXCESS OF $1.50
                          NOR LESS THAN $1.25 PER SHARE

--------------------------------------------------------------------------------
     The tender offer, proration period and withdrawal rights will expire at
        5:00 p.m., New York City time, on Friday, March 23, 2001, unless the tender offer is extended.
--------------------------------------------------------------------------------

      ARTISTdirect, Inc. is offering to purchase for cash, up to 2,000,000 shares of its common stock, upon the terms and subject to the conditions set forth in this document and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the tender offer).

      On the terms and subject to the conditions of the tender offer, we will determine a single per share price, not more than $1.50 nor less than $1.25 per share net to you in cash, without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares tendered and the prices specified by the tendering stockholders. We will select the lowest purchase price that will allow us to purchase 2,000,000 shares of our Common Stock, or if less than 2,000,000 shares are properly tendered and not properly withdrawn, all of the tendered shares, at a price not more than $1.50 nor less than $1.25 per share.

      All shares properly tendered at prices at or below the selected purchase price and not properly withdrawn will be purchased at the purchase price, on the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions. We reserve the right, in our sole discretion, to purchase more than 2,000,000 shares of our Common Stock in the tender offer, subject to applicable law. Shares tendered at prices in excess of the purchase price and shares not purchased because of proration provisions will not be purchased in the tender offer.

      Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense as promptly as practicable after the expiration of the tender offer. We reserve the right to purchase all shares duly tendered by any stockholder who tenders all shares owned beneficially or of record at or below the purchase price and who, as a result of proration, would then beneficially or of record own an aggregate of fewer than 100 shares. If you own beneficially or of record less than 100 shares (other than shares held in our Employee Stock Purchase Plan, which will not be entitled to priority), properly tender all of them at or below the purchase price before the tender offer expires and complete the section entitled "Odd Lots" in the related Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

The tender offer is not conditioned on the tender of any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 6.

      Our Common Stock is listed and traded on the Nasdaq National Market under the trading symbol "ARTD." On February 9, 2001, the last trading day before the date of the public announcement of the tender offer, the last reported closing price of the shares on the Nasdaq National Market was $0.625. You are urged to obtain current market quotations for the shares. See Section 7.

      Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. Our directors and executive officers have informed us that they do not intend to participate in the tender offer.

                           ---------------------------

            The date of this Offer to Purchase is February 26, 2001.

                                    IMPORTANT

      If you wish to tender all or any part of your shares, you should either:

      (1) (a) complete and sign a Letter of Transmittal, or a facsimile of it, according to the instructions in the enclosed Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, to Mellon Investor Services LLC, the Depositary for the tender offer, and mail or deliver the certificates for your shares to the Depositary together with any other documents required by the Letter of Transmittal or
            (b) tender the shares according to the procedure for book-entry transfer described in Section 3, or

      (2) request a broker, dealer, commercial bank, trust company or other nominee to tender your shares for you.

      If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and

      (1) your certificates for the shares are not immediately available or cannot be delivered to the Depositary, or

      (2)   you cannot comply with the procedure for book-entry transfer, or

      (3) your other required documents cannot be delivered to the Depositary by the expiration of the tender offer,

you must tender your shares according to the guaranteed delivery procedure described in Section 3.

      Participants in our Employee Stock Purchase Plan who wish to tender any of their shares held in this plan must follow the separate instructions and procedures described in Section 3 of this document.

      Questions and requests for assistance may be directed to Mellon Investor Services LLC, the Information Agent for the tender offer, at its address and telephone numbers set forth on the back cover page of this document. Requests for additional copies of this document, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

      We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the related Letter of Transmittal. You must not rely on any recommendation or any information or representation given or made by any other person.

                                TABLE OF CONTENTS

                                                                                                                            Page

THE TENDER OFFER...............................................................................................................1

1.   Number of Shares; Proration...............................................................................................1

2.   Purpose of the Tender Offer; Material Effects of the Tender Offer.........................................................3

3.   Procedures for Tendering Shares...........................................................................................5

4.   Withdrawal Rights........................................................................................................10

5.   Purchase of Shares and Payment of Purchase Price.........................................................................11

6.   Conditions of the Tender Offer...........................................................................................12

7.   Price Range of Shares; Dividends.........................................................................................13

8.   Source and Amount of Funds...............................................................................................14

9.   Certain Information Concerning Us........................................................................................14

     SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND SUMMARY
     PRO FORMA FINANCIAL DATA.................................................................................................15

10.  Interests of Directors and Executive Officers; Transactions
     and Arrangements Concerning Shares.......................................................................................18

11.  Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act................................21

12.  Legal Matters; Regulatory Approvals......................................................................................21

13.  United States Federal Income Tax Consequences............................................................................22

14.  Extension of the Tender Offer; Termination; Amendment....................................................................25

15.  Fees and Expenses........................................................................................................25

16.  Miscellaneous............................................................................................................26

                           FORWARD-LOOKING STATEMENTS

      This Offer to Purchase, including the Summary Term Sheet and Sections 2, 6 through 9 and 11 through 14, contains statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will" and "would." Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference, include, but are not limited to:

      o general uncertainties related to amounts spent on online advertising and e-commerce;

      o     our ability to attract new artists and retain existing artists;

      o competition in our industry, including from Web sites offering free music;

      o our ability to enter into new strategic relationships and leverage existing strategic relationships;

      o our ability to increase revenue from online product sales, advertising and other revenue streams, and to generate revenue from the digital distribution of music;

      o our ability to increase visits to ARTISTdirect's network of Web sites;

      o     our ability to offer compelling content; and

      o     our ability to protect and/or obtain intellectual property rights.

      In addition, please refer to our documents filed with the SEC, including our most recent Quarterly Report on Form 10-Q, for more information on these and other risk factors. We undertake no obligation to make any revisions to the forward-looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

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                               SUMMARY TERM SHEET

--------------------------------------------------------------------------------

           We are providing this summary term sheet for your convenience. It highlights the most material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the Sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

ARTISTdirect, Inc. is offering to purchase your shares of ARTISTdirect common stock.

What will the purchase price for the shares be?


We will determine a single purchase price that we will pay per share as promptly as practicable after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 2,000,000 shares, or if less than 2,000,000 shares are properly tendered, all properly tendered shares. The purchase price will not be greater than $1.50 nor less than $1.25 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer, even if some of the shares are tendered below the purchase price. See Section 1.

How many shares will you purchase?

We will purchase 2,000,000 shares in the tender offer, or if less than 2,000,000 shares are properly tendered, all properly tendered shares. In addition, we expressly reserve the right to purchase an additional 2% of our outstanding shares of Common Stock and could decide to purchase more shares subject to applicable legal requirements. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 6.

How will you pay for the shares?

We plan to fund the tender offer from our existing cash balances and the liquidation of short-term investments. See Section 8.

How long do I have to tender my shares?

You may tender your shares until Friday, March 23, 2001, at 5:00 p.m., New York City time, unless we extend the tender offer. See Section 1. We may choose to extend the tender offer for any reason. See Section 14.

How will I be notified if you extend the tender offer?

We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. See Section 14.

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                                       iv

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Are there any conditions to the tender offer?

Yes. The tender offer is subject to conditions such as the absence of court and governmental action prohibiting the tender offer and changes in general market conditions or our business that, in our judgment, are or may be materially adverse to us. See Section 6.

How do I tender my shares?

      - To tender your shares, prior to 5:00 p.m., New York City time, on Friday, March 23, 2001, unless we extend the tender offer:

      - you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this document; or

      - the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

      -     you must comply with the guaranteed delivery procedure.

You may also contact the Information Agent for assistance. See Section 3 and the instructions to the Letter of Transmittal.

Participants in our Employee Stock Purchase Plan who wish to tender any of their shares held in their accounts under the Employee Stock Purchase Plan must instruct Deutsche Banc Alex. Brown to tender their shares at least three business days before the expiration of the offer by following the separate instructions and procedures described in Section 3.

Once I have tendered shares in the tender offer, can I withdraw my tender?

You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Friday, March 23, 2001, unless we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 5:00 p.m., New York City time, on Friday, April 20, 2001. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice (confirmed by telephone) of your withdrawal to the Depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in
Section 3. See Section 4.


                                       v

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

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Are you or is your Board of Directors recommending that I participate in the tender offer?

Our Board of Directors has approved the tender offer on behalf of ARTISTdirect. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. Our directors and executive officers have informed us that they do not intend to participate in the tender offer. See Section 10.

If I own less than 100 shares, and I tender all of my shares, will I be subject to proration? If you own beneficially or of record less than 100 shares (other than shares held in our Employee Stock Purchase Plan, which will not have priority), tender all of them at or below the purchase price before the tender offer expires and complete the section entitled "Odd Lots" in the Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

When will you pay for the shares I tender?

We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and our acceptance of the shares for payment. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 2.

What are the United States federal income tax consequences if I tender my shares?

Your receipt of cash for your tendered shares will be treated either as (1) a sale or exchange of the tendered shares, in which case you will recognize capital gain or loss with respect to the tendered shares or (2) a distribution treated as a dividend (taxable as ordinary income) to the extent of your share of any of our current or accumulated earnings and profits and with respect to any excess of the distribution over your share of any of our earnings and profits, as a return of capital to the extent of your tax basis in your shares and as capital gain to the extent of any balance of the distribution. See
Section 13.

Will I have to pay stock transfer tax if I tender my shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.


                                       vi

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

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Is the tender offer different from the rescission offer
that you previously announced?

Yes, the tender offer is different from the rescission offer. We previously announced a rescission offer pursuant to which we intend to offer to purchase the following rescission securities: options and shares of common stock which we issued pursuant to options granted under our 1999 Employee Stock Option Plan, 1999 Artist Stock Option Plan and 1999 Artist and Artist Advisor Option Plan prior to our initial public offering in March 2000. Subject to compliance with federal and state law, we plan to commence the rescission offer after the tender offer has been completed. Please note that while all stockholders may participate in the tender offer, only holders of Rescission Securities will be eligible to participate in the rescission offer.

Can I participate in both the tender offer and the rescission offer?

No. If you have shares which are eligible for the rescission offer and you tender those shares in the tender offer and they are purchased in the tender offer, those shares will not be entitled to participate in the rescission offer.

If I am eligible to participate in the rescission offer, should I choose to participate in the tender offer instead?

We cannot make any recommendations as to whether you should participate in the tender offer or the rescission offer, or at all. However, you should be aware that the maximum price you would be able to obtain for your shares in the tender offer is $1.50, but in the rescission offer, we intend to purchase options at 20% of their exercise price, plus simple interest at 7% per year from the date of grant and intend to purchase shares at 100% of their purchase price, plus simple interest at 7% per year from their date of issuance. The rescission securities were granted or issued with exercise or purchase prices ranging from $1.24 to $13.928. Accordingly, in most cases, holders of rescission securities would receive more for their securities under the rescission offer than under the tender offer.

Who can I talk to if I have questions?

The Information Agent can help answer your questions. The Information Agent is Mellon Investor Services LLC. Their phone number is (888) 586-9162.

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                                      vii

                                                                  23
                                THE TENDER OFFER

1. Number of Shares; Proration.

      General. Upon the terms and subject to the conditions of the tender offer, we will purchase 2,000,000 shares of our Common Stock, or if less than 2,000,000 of shares are properly tendered and not properly withdrawn in accordance with
Section 4 before the scheduled expiration date of the tender offer, all shares that are properly tendered and not properly withdrawn, at a single price not in excess of $1.50 nor less than $1.25 per share, net to the seller in cash, without interest.

      The term "expiration date" means 5:00 p.m., New York City time, on Friday, March 23, 2001, unless and until we, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the tender offer, as so extended by us, will expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the Securities and Exchange Commission, we may, and we expressly reserve the right to, purchase under the tender offer an additional amount of shares not to exceed 2% of our outstanding shares of Common Stock without amending or extending the tender offer. See Section 14. In the event of an over-subscription of the tender offer as described below, shares tendered at or below the purchase price will be subject to proration, except for odd lots. The proration period and withdrawal rights expire on the expiration date.

      If (1)(a) we increase the price to be paid for shares above $1.50 per share or decrease the price to be paid for shares below $1.25 per share, (b) we increase the number of shares being sought in the tender offer and that increase in the number of shares being sought exceeds 2% of our outstanding shares of Common Stock, or (c) we decrease the number of shares being sought and (2) the tender offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended for a period of ten business days. Any period measured in business days includes the first day of the period. For the purposes of the tender offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      The tender offer is not conditioned on the tender of any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 6.

      In accordance with Instruction 5 of the related Letter of Transmittal, if you desire to tender shares, you must specify the price or prices, not in excess of $1.50 nor less than $1.25 per share (in multiples of $0.0625), at which you are willing to sell your shares to us under the tender offer. Alternatively, you can choose to not specify a price and, instead, specify that you will sell your shares at the purchase price ultimately paid for shares properly tendered in the tender offer, which could result in your receiving a price per share as low as $1.25. As promptly as practicable following the expiration date, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price, not in excess of $1.50 nor less than $1.25 net per share in cash, without interest, that will enable us to purchase 2,000,000 shares, or if less than 2,000,000 shares are properly tendered and not properly withdrawn, all shares properly tendered and not properly withdrawn under the tender offer. We will purchase only shares which are properly tendered at or below the selected purchase price and not properly withdrawn, at the selected purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot and proration provisions. At our expense, we will, as promptly as practicable following the expiration date, return shares not purchased in the tender offer to the tendering stockholders. By following the instructions to the Letter of Transmittal, you can specify one minimum price for a specified portion of your shares and a different minimum price for other specified shares but a separate Letter of Transmittal must be submitted for shares tendered at each price. You can also specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the tender offer.

      If the number of shares properly tendered at or below the selected purchase price and not properly withdrawn prior to the expiration date is less than or equal to 2,000,000 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered at the selected purchase price.

      Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if more than 2,000,000 shares, or a greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered at prices at or below the selected purchase price and not properly withdrawn before the expiration date, we will purchase properly tendered shares on the basis set forth below:

      (1) We will purchase all shares properly tendered and not properly withdrawn before the expiration date by any odd lot holder (as defined below) who:

            (a) tenders all shares owned beneficially or of record by that stockholder at a price at or below the selected purchase price (tenders of less than all the shares owned by an odd lot holder will not qualify for preference); and

            (b) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

            and

      (2) after the purchase of all of those shares, we will purchase all other shares properly tendered at prices at or below the purchase price and not properly withdrawn before the expiration date, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

      Odd Lots. For purposes of the tender offer, the term "odd lots" shall mean all shares (other than shares held in our Employee Stock Purchase Plan, which will not have priority) properly tendered prior to the expiration date at prices at or below the selected purchase price and not properly withdrawn by any person, referred to as an "odd lot holder," who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares, or with respect to any shares held in our Employee Stock Purchase Plan. Any odd lot holder wishing to tender all of their shares of our Common Stock pursuant to the tender offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

      We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any stockholder who tenders all shares beneficially or of record owned at or below the selected purchase price and who, as a result of proration, would then beneficially or of record own an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the tender offer by the number of shares purchased through the exercise of such right, subject to applicable law.

      Proration. If proration of tendered shares is required, we will determine the proration factor as soon as practicable following the expiration date. Proration for each stockholder tendering shares, other than odd lot holders, shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by a particular stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than odd lot holders, at or below the selected purchase price. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until seven to ten business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. You may obtain preliminary proration information from the Information Agent as well as from your broker.

      As described in Section 13, the number of shares that we will purchase from you under the tender offer may affect the United States federal income tax consequences to you and, therefore, may be relevant to your decision whether or not to tender shares. The Letter of Transmittal affords you the opportunity to designate the order of priority in which tendered shares are to be purchased if we have to prorate the number of shares purchased from you.

      This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer; Material Effects of the Tender Offer.

      Purpose of the Tender Offer. We are making the tender offer for various reasons, including our Board of Directors' belief that our shares are undervalued in the public market. We believe that the tender offer is a prudent use of our financial resources given our business, assets and current market price, and that investing in our own shares is an attractive use of capital and an efficient means to provide value to our stockholders.

      After the completion of the tender offer, we expect to have sufficient cash and short-term investments to meet our cash needs for normal operations and anticipated capital expenditures for at least the next twelve months. Therefore, in order to achieve the potential benefits described below, we have commenced the tender offer.

      Potential Benefits of the Tender Offer. We believe the tender offer may provide several benefits to us and our stockholders, including:

      - The tender offer represents the opportunity to return a portion of our cash to stockholders who elect to tender their shares. Stockholders who sell all or a portion of their common stock have the opportunity to receive a premium of 100% to 140% to the $0.625 closing price per share of our Common Stock on February 9, 2001, the last trading day prior to the announcement of the tender offer. In addition, if you are the registered owner of shares of our Common Stock that you tender directly to the Depositary, the sale of those shares in the tender offer will permit you to avoid the usual transaction costs associated with open market sales.

      - Stockholders who determine not to participate in the tender offer will realize a proportionate increase in their relative equity interest in our company.

      Accordingly, our Board of Directors believes that the tender offer is consistent with our long-term corporate goal of increasing stockholder value.

      Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to us and our continuing stockholders, including:

      - We will spend a significant amount of cash to pay for the tendered shares. Assuming that we purchase 2,000,000 shares of our Common Stock in the tender offer at a price of $1.50 per share, our aggregate cash and short-term investments would be reduced by approximately $3.2 million, including estimated expenses of the tender offer.

      - Our stockholders' equity will decrease from $97.8 million to approximately $94.6 million, assuming that we purchase 2,000,000 shares of our Common Stock in the tender offer at $1.50 per share. See Section 9. Our continuing stockholders will also bear a higher proportionate risk in the event of future losses.

      - The tender offer likely will reduce our "public float" (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in public float may result in lower stock prices or reduced liquidity in the trading market for our common stock following the completion of the tender offer. A reduction in our public float could also result in a failure to meet one of the minimum continued listing standards of the Nasdaq National Market that could cause the remaining outstanding shares of our Common Stock to be delisted from the Nasdaq National Market.

      Neither we nor our Board of Directors makes any recommendation to any you as to whether to tender or refrain from tendering any shares or as to the price or prices at which you should tender your shares. In addition, we have not authorized any person to make any recommendation to you. You should carefully evaluate all information concerning the tender offer, should consult your own investment and tax advisors, and should make your own decisions about whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender. Our directors and executive officers have informed us that they do not intend to participate in the tender offer.

      We may in the future purchase additional shares of common stock on the open market, in private transactions, through tender offers or otherwise. Any additional purchases may be on the same terms or on terms that are more or less favorable to stockholders than the terms of the tender offer. However, we and our affiliates are prohibited from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in the SEC's Rule 14e-5.

      We will cancel and return to the status of authorized but unissued stock the shares purchased in the tender offer. These shares will be available for us to issue without further stockholder action (except as required by applicable law or the rules of the Nasdaq National Market or any other securities exchange on which the shares are listed or traded) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors.

      Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving our company or any of its subsidiaries; (b) any purchase, sale or transfer of a material amount of our or any of our subsidiaries' assets; (c) any material change in our present dividend rate or policy, or indebtedness or capitalization; (d) any change in our present Board of Directors or management including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in our corporate structure or business; (f) any class of our equity securities being delisted from a national securities exchange or ceasing to be authorized for quotation in an automated quotations system operated by a national securities association; (g) any class of our equity securities becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act; (h) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of our company or the disposition of securities of our company; or (j) any change in our certificate of incorporation, bylaws or other governing instruments or other actions which could impede the acquisition of control of our company.

3. Procedures for Tendering Shares.

      Proper Tender of Shares. For shares to be tendered properly under the tender offer, (1) the certificates for those shares (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile copy), including any required signature guarantees, or an "agent's message" (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., New York City time, on the expiration date by the Depositary at its address set forth on the back cover page of this document or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

      In accordance with instruction 5 of the Letter of Transmittal, if you desire to tender shares under the tender offer, you must properly indicate in the section captioned (1) "Price (in U.S. dollars) per share at which shares are being tendered" on the Letter of Transmittal the price (in multiples of $0.0625) at which shares are being tendered or (2) "Shares tendered at price determined under the tender offer" on the Letter of Transmittal that you will accept the purchase price determined by us in accordance with the terms of the tender offer.

      If you desire to tender shares at more than one price, you must complete a separate Letter of Transmittal for each price at which shares are tendered. The same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price.

      To tender shares properly, one and only one price box must be checked in the appropriate section on each Letter of Transmittal. In addition, odd lot holders who tender all shares must complete the section captioned "odd lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

      Stockholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through the brokers or banks and not directly to the Depositary.

      Participants in our Employee Stock Purchase Plan who wish to tender some or all of the shares held in their accounts under the plan must follow the instructions in the "Letter to Participants in ARTISTdirect's Employee Stock Purchase Plan" furnished separately and return it to Deutsche Banc Alex. Brown in accordance with those instructions. The instructions must be received by Deutsche Banc Alex. Brown no later than three business days prior to the expiration date of the tender offer, or no shares allocated to the participant's account will be tendered.

      Signature Guarantees and Method of Delivery. No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, or DTC, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal. If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

      Payment for shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary's account at DTC as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile copy, or an agent's message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

      The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

      Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the tender offer at DTC within two business days after the date of this document, and any financial institution that is a participant in DTC's system may make book-entry delivery of the shares by causing DTC to transfer shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile copy with any required signature guarantees, or an agent's message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover page of this document before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

      The term "agent's message" means a message transmitted by DTC to, and received by, the Depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

      Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 31% of the gross proceeds payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides a taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that the provided number is correct or otherwise establishes an exemption. If the Depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, you should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless you otherwise establish to the satisfaction of the Depositary that you are not subject to backup withholding. Specified stockholders (including, among others, all corporations and some foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign stockholder (including a foreign corporation) to establish that it is an exempt recipient, that stockholder must submit an IRS Form W-8BEN or W-8ECI or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. The applicable form can be obtained from the Information Agent. See Instructions 13 and 14 of the Letter of Transmittal.

      For a discussion of United States federal income tax consequences to tendering stockholders, see Section 13.

      Federal Income Tax Withholding on Payments to Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described in the preceding paragraphs to avoid backup withholding, the Depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the Depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a "United States holder" (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the "Section 302 tests" for capital gain treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

      Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See instructions 13 and 14 of the Letter of Transmittal.

      Guaranteed Delivery. If you desire to tender shares under the tender offer and your stock certificates are not immediately available or cannot be delivered to the Depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary before the expiration date, you may nevertheless tender your shares if all of the following conditions are satisfied:

            (a) the tender is made by or through an eligible guarantor institution;

            (b) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, specifying the price at which shares are being tendered, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the Notice of Guaranteed Delivery; and

            (c) the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of your shares into the Depositary's account at DTC, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile copy of the Letter of Transmittal, and any required signature guarantees, or an agent's message, or other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the expiration date of the tender offer.

      Return of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by your certificates are tendered, we will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

      Stock Options and Warrants. We are not offering, as part of the tender offer, to purchase any outstanding options or warrants and tenders of warrants or options will not be accepted. Holders of outstanding options or warrants who wish to participate in the tender offer must exercise their warrants or options, as the case may be, and purchase shares of our Common Stock and then tender the shares pursuant to the tender offer, provided that the exercise of those options or warrants and the tender of shares is in accordance with the terms of the applicable option or warrant documents. In no event are any options or warrants to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of an option or warrant cannot be revoked even if shares received upon the exercise and tendered in the tender offer are not purchased in the tender offer for any reason.

      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserves the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

      Our Employee Stock Purchase Plan. Participants in our Employee Stock Purchase Plan may instruct Deutsche Banc Alex. Brown, which administers the Employee Stock Purchase Plan, to tender some or all of the shares held in the participant's account under the plan by following the instructions in the "Letter to Participants in ARTISTdirect's Employee Stock Purchase Plan" furnished separately and returning it to Deutsche Banc Alex. Brown in accordance with those instructions. Each participant may direct that all, some or none of the shares held in the participant's account under the Employee Stock Purchase Plan be tendered and the price at which such participant's shares are to be tendered. Any Employee Stock Purchase Plan shares tendered but not purchased will be returned to the participant's Employee Stock Purchase Plan account. All documents furnished to shareholders generally in connection with the offer will be made available to participants whose accounts are credited with shares. Participants in the Employee Stock Purchase Plan cannot use the Letter of Transmittal to direct the tender of shares, but must use the separate instruction letter sent to them.

      Delivery of a Letter of Transmittal by an Employee Stock Purchase Plan participant does not constitute proper tender of his or her Employee Stock Purchase Plan shares. Proper tenders can only be made by Deutsche Banc Alex. Brown, who is the record owner of these shares. Please note that the deadline for submitting instruction letters to Deutsche Banc Alex. Brown is earlier than the expiration date of the tender offer. If Deutsche Banc Alex. Brown has not received a participant's instructions at least three business days prior to the expiration date, Deutsche Banc Alex. Brown will not tender any shares held in a participant's account under the Employee Stock Purchase Plan. Participants in our Employee Stock Purchase Plan are urged to read the separate instruction letter and related materials carefully and in their entirety.

      Tendering Stockholder's Representation and Warranty; Our Acceptance Constitutes an Agreement. A proper tender of shares under any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder's representation and warranty to us that (1) the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (x) the subject securities or
(y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the tender offer.

      Lost or Destroyed Certificates. Stockholders whose certificate for part or all of their shares have been lost, stolen, misplaced or destroyed may contact Mellon Investor Services LLC, the transfer agent for our Common Stock, at (888) 586-9162 for instructions as to obtaining a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. Stockholders are urged to contact Mellon Investor Services LLC immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

      Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile copy, or an agent's message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us or the Information Agent. Any documents delivered to us or the Information Agent will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4. Withdrawal Rights.

      Except as otherwise provided in this Section 4, tenders of shares under the tender offer are irrevocable. Shares tendered under the tender offer may be withdrawn at any time before the expiration date and, unless previously accepted for payment by us under the tender offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on Friday, April 20, 2001.

      For a withdrawal to be effective, a written or facsimile transmission (confirmed by telephone) notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this document. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

      If shares have been tendered under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, whose determination will be final and binding. Neither we nor any of the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      Participants in our Employee Stock Purchase Plan who wish to withdraw their shares must follow the instructions found in the "Letter to Participants in ARTISTdirect's Employee Stock Purchase Plan" sent to them separately.

      Withdrawals may not be rescinded and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described in Section 3.

      If we extend the tender offer, we are delayed in our purchase of shares or if we are unable to purchase shares under the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. Purchase of Shares and Payment of Purchase Price.

      Upon the terms and subject to the conditions of the tender offer, as promptly as practicable following the expiration date, we (1) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (2) will accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the selected purchase price and not properly withdrawn before the expiration date. For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered at or below the selected purchase price and not properly withdrawn, subject to the proration provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the tender offer.

      Upon the terms and subject to the conditions of the tender offer, as promptly as practicable after the expiration date, we will accept for payment and pay a single per share purchase price for 2,000,000 shares of our Common Stock, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or if less than 2,000,000 shares are properly tendered and not withdrawn, all shares that are properly tendered and not properly withdrawn, at a price not in excess of $1.50 nor less than $1.25 per share.

      We will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the expiration date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven to ten business days after the expiration date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with DTC by the participant who delivered the shares, at our expense as promptly as practicable after the expiration date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment. In addition, there are other conditions to our obligation to purchase shares under the tender offer. See Section 6.

      We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

      Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the Letter of Transmittal may be subject to federal backup withholding tax of 31% of the gross proceeds paid to the stockholder or other payee under the tender offer. See
Section 3. Also see Section 13 regarding United States federal income tax consequences for foreign stockholders.

6. Conditions of the Tender Offer.

      Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after February 26, 2001 and before the expiration date any of the following events shall have occurred (or shall have been determined, in good faith, by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

            (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer or (ii) in our judgment, could materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impairs in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business or materially impairs the contemplated benefits of the tender offer to us;

            (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the tender offer to us or (iv) materially and adversely affect our and our subsidiaries' (taken as a whole) business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our and our subsidiaries' (taken as a whole) business;

            (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union,
(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, (iv) any significant decrease in the market price of the shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our judgment, have a material adverse effect on our business, operations or prospects or the trading in shares of our common stock, (v) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof or (vi) any decline in either the Nasdaq National Market Composite Index or the Standard and Poor's Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) from the close of business on February 23, 2001;

            (d) a tender offer or exchange offer (other than this tender offer) for any or all of our shares of Common Stock, or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries, shall have been proposed, announced or made by any person;

            (e) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our common stock on or before February 26,
2001), (ii) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before February 26, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our Common Stock or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by our Board of Directors;

            (f) any change or changes shall have occurred in our or any of our subsidiaries' business, financial condition, assets, income, operations, prospects or stock ownership that, in our judgment, is or may be material and adverse to us or our subsidiaries; or

            (g) We determine that the completion of the tender offer and the purchase of the shares will cause our shares of Common Stock to be delisted from the Nasdaq National Market or to be eligible for deregistration under the Exchange Act.

      These conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      Any determination or judgment by us concerning the events described above will be final and binding on all parties.

7. Price Range of Shares; Dividends.

      Our Common Stock is listed and traded on the Nasdaq National Market under the trading symbol "ARTD." The following table sets forth, for the fiscal quarters indicated, the intraday high and low intra-day sales prices per share on the Nasdaq National Market, as applicable. We have not declared any cash dividends or stock splits since our initial public offering on March 27, 2000.

                                                       High          Low
                                                   ------------   ---------

Fiscal 2000:
  First Quarter (from March 28, 2000).............. $ 12.750       $ 6.000
  Second Quarter...................................    8.250         2.750
  Third Quarter....................................    3.875         1.125
  Fourth Quarter...................................    1.500         0.344
Fiscal 2001:
  First Quarter (through February 23, 2001)           $1.000        $0.406

      On February 9, 2001, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the Nasdaq National Market was $0.625. You are urged to obtain current market quotations for the shares.

8. Source and Amount of Funds.

Assuming that the maximum 2,000,000 shares are tendered in the offer at a price between $1.25 and $1.50 per share, the aggregate purchase price will be between $2,500,000 and $3,000,000. We expect that our fees and expenses for the offer will be approximately $200,000.

      We anticipate that we will fund the tender offer with our existing cash balances and through the liquidation of short-term investments. As of December 31, 2000, we had approximately $87.8 million in cash and short term investments. The tender offer is not subject to our receipt of financing.

9. Certain Information Concerning Us.

      Summary.

      We are a music and media company that combines an online music network with integrated offline assets to provide a single-stop solution for music fans, artists, labels and advertisers. Our web-site (www.artistdirect.com), is a comprehensive online destination, blends music programming, community, e-commerce retail and digital music services. Through the ARTISTdirect Talent Agency, we also manage offline musical tour booking and develop event marketing programs extending sponsor reach.

      On March 27, 2000, we issued 5,000,000 shares of our common stock at an offering price of $12.00 per share in our initial public offering, pursuant to which we received aggregate proceeds of approximately $54.1 million, after deducing underwriting discounts and commissions and offering expenses.

      Our principal executive offices are located at 5670 Wilshire Boulevard, Suite 200, Los Angeles, California 90036. Our telephone number at that address is (323) 634-4000

      Recent Events and Other Information.

      In November 2000, we received a letter from the NASDAQ National Market, notifying us that our shares of Common Stock would be delisted if our shares did not close at $1.00 or higher for ten consecutive trading days by February 28, 2001. As of the date of this Offer to Purchase, we had not complied with this requirement. We intend to request a hearing with the NASDAQ National Market regarding such non-compliance and believe that our Common Stock will continue to be listed on the NASDAQ National Market during the pendency of such hearing process.

      In November 2000, we filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with a planned rescission offer. Subject to compliance with all applicable federal and state law, we intend to commence the rescission offer after the completion of the tender offer. In the rescission offer, we intend to repurchase options and shares that we issued prior to our initial public offering in March 2000 and pursuant to our 1999 Employee Stock Option Plan, 1999 Artist Stock Option Plan, and 1999 Artist and Artist Advisor Stock Option Plan. Assuming that the rescission offer is accepted in its entirety as of June 30, 2001, our cash exposure would be approximately $11.2 million, including interest.

      In December 2000, Carlos Cisneros resigned from our Board of Directors. We plan to fill the vacancy created by Mr. Cisneros' resignation with Benjamin Moody, Executive Vice President - Corporate Strategy and Development of Claxson Interactive Group Inc., and former Vice Chairman of Cisneros Television Group.

            In February 2001, our Board of Directors authorized a loan of $150,000 to Marc P. Geiger, our Chairman and Chief Executive Officer. The loan bears interest at 7% annually, has a term of one year, and will be secured with part of Mr. Geiger's Common Stock.

            In February 2001, Stephen P. Rennie, our President of the Ultimate Band List, informed us that he intends to resign upon the expiration of his employment contract on March 31, 2001. We have no current plans to replace Mr. Rennie.

            In addition, we have, from time to time, received and considered informal proposals for business combinations involving us or our subsidiaries or divisions. As of the date of this document, we have no current discussions with respect to such proposals but we may, after completion of the tender offer, be involved in a business combination and the consideration received by us or our stockholders in that transaction could be material.

               SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA AND
                        SUMMARY PRO FORMA FINANCIAL DATA

      The following summary historical consolidated financial data has been derived from our accounting records. The historical information accords with the information contained in our press release on February 22, 2001 reporting the results of our operations for the year ended December 31, 2000. In the opinion of our management, the summary historical financial information as of and for the year ended December 31, 2000, includes all adjusting entries (consisting of normal recurring adjustments) necessary to present fairly the information set forth therein. For additional historical financial information, please refer to our quarterly reports on Form 10-Q for the fiscal quarters ended September 30, 2000, June 30, 2000 and March 31, 2000, along with our prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on March 29, 2000.

      The following pro forma financial information gives effect to the purchase of shares pursuant to the tender offer, based on the assumptions described in the footnotes below, as if the transactions had occurred on the first day of the year ended December 31, 2000.

      This pro forma information does not purport to be indicative of the results that would have been obtained or results that may be obtained in the future, or the financial condition that would have resulted if the purchase of the shares pursuant to the tender offer had been completed at the date indicated.

                       ARTISTdirect, Inc. and Subsidiaries
                 Consolidated Condensed Statements of Operations
                  (amounts in thousands, except for share data)

                                                                                             Year Ended December 31, 2000
                                                                       Years Ended            Pro Forma Assumed Purchase
                                                                       December 31,               Price Per Share of:
                                                            --------------------------------  -----------------------------
                                                                  1999           2000              $1.25           $1.50
                                                            ------------     ------------     ------------     ------------
Net revenue                                                 $     10,274     $     21,676     $     21,676     $     21,676
Cost of revenue                                                   10,240           26,542           26,542           26,542
                                                            ------------     ------------     ------------     ------------
   Gross profit (loss)                                                34           (4,866)          (4,866)          (4,866)
Operating expenses                                                58,169           60,176           60,376           60,376
                                                            ------------     ------------     ------------     ------------
Loss from operations                                             (58,135)         (65,042)         (65,242)         (65,242)
(Loss)/income from equity investment                                  50             (235)            (235)            (235)
Interest income, net                                                 281            5,969            5,969            5,969
                                                            ------------     ------------     ------------     ------------
   Net loss                                                 $    (57,804)         (59,308)    $    (59,508)    $    (59,508)
Interest on rescission offer                                         237              532              532              532
Dividend on redeemable stock                                       1,414              963              963              963
Beneficial conversion feature on redeemable
preferred stock                                                       --           24,375           24,375           24,375
                                                            ------------     ------------     ------------     ------------
   Net loss attributable to common shareholders             $    (59,455)    $    (85,178)    $    (85,378)    $    (85,378)
                                                            ============     ============     ============     ============
Basic and diluted loss per share                                     N/A     $      (2.68)    $      (2.87)    $      (2.87)
   Weighted average common shares outstanding                        N/A       31,751,258       29,751,258       29,751,258
Pro forma loss per share                                    $      (2.98)    $      (2.40)    $      (2.55)    $      (2.55)
   Pro forma weighted average common shares
   outstanding                                                19,502,437       35,138,987       33,138,987       33,138,987

                       ARTISTdirect, Inc. and Subsidiaries
                      Consolidated Condensed Balance Sheets
                             (amounts in thousands)

                                                                                                December 31, 2000
                                                                                            Pro Forma Assumed Purchase
                                                                                                Price Per Share of:
                                                          December 31,     December 31,    ---------------------------
                                                              1999             2000           $1.25           $1.50
                                                           ---------        ---------      ----------       ----------
Assets
Cash and cash equivalents                                  $  69,119        $  51,457       $  48,757       $  48,257
Other current assets
                                                               8,566           41,277          41,277          41,277
                                                           ---------        ---------       ---------       ---------
   Total current assets
                                                              77,685           92,734          90,034          89,534
Property and equipment, net
                                                               3,343            9,057           9,057           9,057
Goodwill and intangibles, net
                                                              13,415           15,018          15,018          15,018
Other assets, net
                                                               4,157            1,696           1,696           1,696
                                                           ---------        ---------       ---------       ---------
      Total Assets                                         $  98,600        $ 118,505       $ 115,805       $ 115,305
                                                           =========        =========       =========       =========

Liabilities, Redeemable Preferred Stock
and Stockholders' Equity (Deficit)
Current liabilities
                                                               9,955            8,398           8,398           8,398
Long term liabilities
                                                                 683            1,530           1,530           1,530

Redeemable securities                                        111,707           10,778          10,778          10,778
Stockholders' equity (deficit)
                                                             (23,745)          97,799          95,099          94,599
                                                           ---------        ---------       ---------       ---------
      Total Liabilities, Redeemable Preferred Stock and
      Stockholders' Equity (Deficit)                       $  98,600        $ 118,505       $ 115,805       $ 115,305
                                                           =========        =========       =========       =========

----------
Notes to unaudited pro forma financial information

(1) The pro forma financial information reflects the repurchase of 2,000,000 shares at $1.25 and $1.50 per share, as appropriate. Fees and expenses directly related to the offer were assumed to be approximately $200,000.

(2) The unaudited pro forma financial information gives effect to the purchase of shares pursuant to the offer as if such transaction had occurred on January 1, 2000, the first day of the fiscal year ended December 31, 2000.

(3) We plan to fund the tender offer from our available cash balances and the liquidation of short-term investments.

      Additional Information. We are subject to the information requirements of the Exchange Act, and file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such proxy statements specific information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the tender offer. These materials and other information may be inspected at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and also should be available for inspection and copying at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. This material should also be available for inspection at the offices of NASDAQ at 1735 K Street, N.W., Washington D.C. 20006.

10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

      As of February 15, 2001, we had 37,796,081 issued and outstanding shares of Common Stock. The 2,000,000 shares of Common Stock we are offering to purchase under the tender offer represent approximately 5.3% of our outstanding shares of Common Stock as of February 15, 2001.

      As of February 15, 2001, our directors and executive officers as a group (10 persons) beneficially owned an aggregate of 18,007,363 shares of our common stock, representing approximately 46.9% of our outstanding shares. While our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders, they have informed us that they do not intend to participate in the tender offer.

      As of February 15, 2001, the aggregate number and percentage of our securities that were beneficially owned by our directors and executive officers were as appears in columns two and three of the table below. Assuming we purchase 2,000,000 shares of Common Stock and that we do not purchase any shares from our directors or executive officers under the tender offer, then after the purchase of shares under the tender offer, our directors and executive officers as a group will beneficially own approximately 49.5% of our outstanding shares. The percentage beneficial ownership of each director and officer would be approximately as appears in column four of the table below.

                                                                                                      Percentage of Shares
                                                                                   Number of           Beneficially Owned
                                                                                     Shares        ----------------------------
                                                                                  Beneficially        Before       After Tender
                    Name and Address of Beneficial Owner                            Owned(1)       Tender Offer       Offer
                    ------------------------------------                            --------       ------------    ------------
Marc P. Geiger.............................................................         3,377,404           8.9              9.4
Donald P. Muller...........................................................         3,291,778           8.7              9.1
Keith K. Yokomoto(2).......................................................         1,907,396           5.0              5.3
Stephen P. Rennie(3).......................................................           655,050           1.7              1.8
James B. Carroll(4)........................................................           445,684           1.2              1.2
Rick Rubin.................................................................
   c/o Alan S. Halfon & Company
   9595 Wilshire Boulevard, Suite 505
   Beverly Hills, CA 90212                                                          3,620,220           9.6             10.1
Clifford H. Friedman(5)....................................................         2,751,134           7.3              7.7
Dara Khosrowshahi..........................................................                --            --             --
Stephen Krupa(6)...........................................................         1,301,939           3.4              3.6
Allen D. Lenard(7).........................................................
   1900 Avenue of the Stars
   Twenty-Fifth Floor
   Los Angeles, California 90067                                                      655,508           1.7              1.8
All directors and executive officers as a group (10 persons)(8)............        18,006,113          46.9             49.5

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of February 15, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each of the individuals listed in the table is care of ARTISTdirect, Inc., 5670 Wilshire Boulevard, Suite 200, Los Angeles, California, 90036. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership is based on 37,796,081 shares of common stock issued and outstanding as of February 15, 2001 before the tender offer and 35,796,081 shares after the tender offer, assuming that we purchase 2,000,000 shares in the tender offer.
(2) Includes (a) 371,027 shares held by Keith Yokomoto as trustee of the Geiger Children's Trust, (b) 371,027 shares held by Keith Yokomoto as trustee of the Muller Children's Trust. Mr. Yokomoto has sole voting and dispositive power over these shares. Mr. Yokomoto disclaims beneficial ownership of these shares. Also includes 2,000 shares held by Mr. Yokomoto's spouse.
(3) Includes 238,913 shares subject to options which are exercisable within 60 days of February 15, 2001.
(4) Includes 362,351 shares subject to options which are exercisable within 60 days of February 15, 2001.
(5) Includes (a) 2,263,793 shares held by Constellation Venture Capital, L.P.; and (b) 487,341 shares held by Constellation Ventures (BVI), Inc. Mr. Friedman is President and Chief Executive Officer of Constellation Ventures (BVI), Inc. and managing member of Constellation Ventures Management, LLC, the general partners of Constellation Venture Capital, L.P. As such, Mr. Friedman may be deemed to exercise voting and investment power over such shares. Mr. Friedman disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.
(6) Includes (a) 783,535 shares held by Psilos Group Partners, L.P.; (b) 445,024 shares held by CCP/Psilos ARTISTdirect, LLC; and (c) 73,380 shares held by CCP/Psilos UBL, LLC. Mr. Krupa is managing director of Psilos Group Managers, LLC and a member of Psilos Group Investors, LLC. Psilos Group Investors, LLC is the managing member of both CCP/Psilos ARTISTdirect, LLC and CCP/Psilos UBL, LLC and is the general partner of Psilos Group Partners, L.P. As such, Mr. Krupa may be deemed to exercise voting and investment power over such shares. Mr. Krupa disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.
(7) Includes (a) 356,866 shares held by L&G Associates One, and (b) 298,642 shares issuable upon immediately exercisable options. Mr. Lenard is General Partner of Lenard Holdings, L.P., which is the Managing Partner of L&G Associates One, and as such, may be deemed to exercise voting and investment power over such shares. He disclaims beneficial ownership of the shares held by this entity except to the extent of his proportionate interest therein.
(8)   Includes the information set forth in notes 2-7 above.

      Based on our records and information provided to us by our directors and executive officers, neither we, nor any of our associates or subsidiaries nor, to the best of our knowledge, any of our directors or executive officers has effected any transactions in our shares during the 60 days before the date of this document.

      Except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

      Stockholders Agreement. We have entered into a stockholders agreement with a number of our stockholders with respect to their rights, restrictions and obligations as stockholders. These stockholders include several of our officers and directors and their affiliates, including Marc Geiger, Donald Muller, Keith Yokomoto, L&G Associates One, Steve Rennie, James Carroll, Constellation Venture Capital, L.P., Psilos Group Partners, L.P., Rick Rubin, and Chase Venture Capital Associates, L.P.. Although most of the provisions of this agreement terminated upon the consummation of our initial public offering, the following provisions remain in effect:

      - Private Transfer. If Messrs. Geiger or Muller, or any of their transferees, proposes to transfer five percent or more of our outstanding capital stock in a single private transaction or series of private transactions, each of the parties to the stockholders agreement will be allowed to participate in the transaction;

      - Errors and omissions insurance. We are required to obtain and maintain an errors and omissions insurance policy covering our officers and directors with a stated policy limit of no less than $5,000,000. Rick Rubin, one of our directors, Constellation Ventures (BVI), Inc., CCP/Psilos ARTISTdirect, LLC, Chase Venture Capital Associates, L.P. Flatiron Fund 1998/99, LLC, Universal Music Group, Inc., Meadowlane Enterprises, Ltd., Sony Music, Art-Dir Holdings Inc., Maverick Recording Company, BMG Music and Yahoo! must be additional named insureds on the policy as long as that coverage is reasonably available.

      Joint Venture with affiliates of Cisneros Television Group. In December 1999, we agreed to establish a 50/50 joint venture with affiliates of Cisneros Television Group to develop an Internet music portal featuring content and e-commerce opportunities targeted to Spanish and Portuguese speaking audiences in Latin America and the United States. We will provide technical expertise and content valued at $55.0 million and an affiliate of Cisneros Television Group will provide content and advertising and promotional support valued at $55.0 million. In particular, we are obligated to contribute licenses to our proprietary software, provide technical assistance, sign a specified number of artists to operate their Web sites for the joint venture and to contribute or obtain content with respect to a specified number of artists. An affiliate of Cisneros Television Group is required to provide access to its media distribution channels, advertising, and licenses to some of its programming. The initial term of the venture is for fifty years and may be extended for additional ten-year periods. Each of us may also be required to make up to an aggregate of $20.0 million in capital contributions from time to time on a pro-rata basis. An affiliate of Cisneros Television Group will receive an aggregate fee of approximately $510,000 for providing management and back-office services for the first two years of the agreement. Data generated by the joint venture will be licensed to both us and an affiliate of Cisneros Television Group for a fee and content created or acquired by the joint venture will be licensed to both us and an affiliate of Cisneros Television Group on a royalty-free basis. After the thirtieth month of the agreement, an affiliate of Cisneros Television Group will have the right to cause a roll-up of the joint venture so that the affiliate's equity interests in the joint venture are exchanged for our common stock on a fair market value basis. The shares of our common stock that Cisneros Television Group's affiliate receives in the roll-up will be entitled to registration rights.

11. Effects of the Tender Offer on the Market for Shares; Registration Under the Exchange Act.

      Our purchase of shares under the tender offer likely will reduce the number of shares that might otherwise be traded publicly and may reduce the number of our stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for the shares. However, a reduction in the public float could result in a failure to meet a maintenance standard of the Nasdaq National Market that could cause the remaining outstanding shares of our common stock to be delisted from the Nasdaq National Market.

      The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and SEC and comply with the SEC's proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares under the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

12.   Legal Matters; Regulatory Approvals.

      Except as described above, we are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the tender offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer until the outcome of that process is known. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13.   United States Federal Income Tax Consequences.

      The following summary describes the material United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, administrative pronouncements and judicial decisions, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a "straddle" or as a part of a "hedging," "conversion" or "constructive sale" transaction for United States federal income tax purposes or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to "United States holders" (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a "United States holder" means:

      -     a citizen or resident of the United States;

      - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

      - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

      - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

      Holders of shares who are not United States holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see
Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

      You are urged to consult your tax advisor to determine your particular tax consequences of participating or not participating in the tender offer.

      Characterization of the Purchase. A United States holder will, depending on the United States holder's particular circumstances, be treated for federal income tax purposes either as having sold the United States holder's shares or as having received a distribution in respect of stock from us.

      Under Section 302 of the Code, a United States holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss upon the transaction if the purchase:

      - results in a "complete termination" of the United States holder's equity interest in us;

      - results in a "substantially disproportionate" redemption with respect to the United States holder; or

      - is "not essentially equivalent to a dividend" with respect to the United States holder.

      Each of these tests, referred to as the "Section 302 tests," is explained in more detail below.

      If a United States holder satisfies any of the Section 302 tests, the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the United States holder's adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder's holding period for the shares that were sold exceeds one year as of the date of purchase under the tender offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased from a United States holder under the tender offer. A United States holder may be able to designate which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased in the event of proration under the tender offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

      If a United States holder does not satisfy any of the Section 302 tests, the purchase of a United States holder's shares under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the United States holder. Instead, the amount received by a United States holder with respect to the purchase of its shares under the tender offer will be treated as a distribution by us with respect to the United States holder's shares. Such distribution will be treated as a dividend distribution to the United States holder with respect to its shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent of the United States holder's share of our current or accumulated earnings and profits (as determined under applicable provisions of the Code and Treasury Regulations), if any. To the extent the amount exceeds the United States holder's share of our current or accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of the United States holder's adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder's shares under the tender offer is treated as the receipt by the United States holder of a dividend, the United States holder's adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

      Constructive Ownership of Stock and Other Issues. In applying each of the
Section 302 tests, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances.

      We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that we will purchase a sufficient number of a United States holder's shares under the tender offer to ensure that the United States holder receives sale treatment, rather than distribution treatment, for United States federal income tax purposes under the rules discussed below.

      Section 302 Tests. One of the following Section 302 tests must be satisfied in order for the purchase of shares under the tender offer to be treated as a sale or exchange (as opposed to a distribution) for federal income tax purposes:

      - Complete Termination Test. The purchase of a United States holder's shares under the tender offer will generally result in a "complete termination" of the United States holder's equity interest in us only if all of the shares that are actually or constructively owned by the United States holder are sold under the tender offer. United States holders should consult their tax advisors with regard to the complete termination test, the applicability of the constructive ownership rules and certain rules regarding the waiver of attribution of ownership applicable in certain situations.

      - Substantially Disproportionate Test. The purchase of a United States holder's shares under the tender offer will result in a "substantially disproportionate" redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase.

      - Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder's shares under the tender offer will be treated as "not essentially equivalent to a dividend" if the reduction in the United States holder's proportionate interest in us as a result of the purchase constitutes a "meaningful reduction" of the United States holder's interest in us given the United States holder's particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the tender offer will be "not essentially equivalent to a dividend" will depend upon the stockholder's particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs may constitute a "meaningful reduction." United States holders should consult their tax advisors as to the application of this test in their particular circumstances.

      Corporate Stockholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under the tender offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to limitations. In addition, any amount received by a corporate United States holder pursuant to the tender offer that is treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Corporate United States holders should consult their own tax advisors as to the application of
Section 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

      Stockholders Who do Not Receive Cash Under the Tender Offer. Stockholders whose shares are not purchased under the tender offer will not incur any tax liability as a result of the completion of the tender offer.

      Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.

      The discussion set forth above is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the tender offer, including the applicability and effect of state, local and foreign tax laws.


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

14.   Extension of the Tender Offer; Termination; Amendment.

      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of that termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

      Any public announcement made under the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire.

      If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. These rules and related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the tender offer and, if an increase in the number of shares being sought, that increase exceeds 2% of the outstanding shares of our common stock and (2) the tender offer is scheduled to expire at any time earlier than the tenth business day following the first publication of notice of an increase or decrease in the manner specified in this Section 14, the tender offer will be extended until the expiration of a ten business day period.

15.   Fees and Expenses.

      We have retained Mellon Investor Services LLC to act as Information Agent and Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

      Deutsche Banc Alex. Brown administers our Employee Stock Purchase Plan and will receive reasonable and customary compensation for its services as plan administrator in connection with the offer and will be reimbursed for certain out-of-pocket costs.

      No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the Information Agent and Deutsche Banc Alex. Brown as described above) for soliciting tenders of shares under the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent or the Depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the related Letter of Transmittal.

16.   Miscellaneous.

      We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

February 26, 2001

      The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                    The Depositary for the tender offer is:

                          Mellon Investor Services LLC

   By Hand Delivery:              By Overnight Delivery:                  By Mail:
Reorganization Department       Reorganization Department         Reorganization Department
120 Broadway, 13th Floor        85 Challenger Road                P.O. Box 3301
New York, New York 10271        Mail Stop - Reorg                 South Hackensack, NJ 07606
                                Ridgefield Park, NJ 07660

                     Facsimile Transmission: (201) 296-4293
                        (for eligible institutions only)

         Confirm Receipt of Facsimile by Telephone Only: (201) 296-4860

      Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, you are directed to contact the Depositary.

                 The Information Agent for the tender offer is:

                          Mellon Investor Services LLC
                            44 Wall Street, 7th Floor
                            New York, New York 10005
                            Toll free: (888) 586-9162
                     International: (201) 373-5549 (collect)


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